Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                                New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                 September 10, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR

       Re: SCHEDULE 13G

Dear Commissioner:

    On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of $9.00 Preferred Stock of Commonwealth Edison Company.

    Lehman Brothers Holdings Inc. is wiring the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

    If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.



                                                 Very truly yours,

                                                 /s/ Karen C. Manson
                                                 -------------------
                                                 Karen C. Manson
                                                 Vice President
                                                 Secretary


Enclosure

cc:   Commonwealth Edison Company
      National Association of Securities Dealers, Inc.